Exhibit 99.1

Press Release Brussels / 30 March 2018 / 7.00am CET

AB InBev and Anadolu Efes Complete Merger of

Businesses in Russia and Ukraine

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH), has completed the proposed 50:50 merger of AB InBev’s and Anadolu Efes’ (IST: AEFES ) existing Russia and Ukraine businesses. Following the original announcement of the transaction on 9 August 2017, the companies have received all required regulatory approvals in Russia and Ukraine and have executed relevant binding transaction agreements.

This merger follows AB InBev’s acquisition of a 24% stake in Anadolu Efes as part of the company’s combination with SAB, which completed in October 2016. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes.

The combined business will be fully consolidated in the Anadolu Efes financial accounts. As a result, AB InBev will stop consolidating these operations and account for its investment in AB InBev Efes under the equity method.

AB InBev Efes will build on the strengths of the combined AB InBev and Anadolu Efes portfolio of brands, including both leading international and local brands.

Terms of the agreement will not be disclosed.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 (0) 16 276 823 E-mail: peter.dercon@ab-inbev.com Aimee Baxter Tel: +1.646.628.0393 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

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Press Release Brussels / 30 March 2018 / 7.00am CET

   Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to the merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine business, AB InBev’s business combination with ABI SAB Group Holding Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

   About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. We strive for a healthy natural environment and thriving communities so we can brew beers that bring people together for the next 100+ years.Sustainability is not just related to our business, it is our business.

Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200,000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

   About Anadolu Efes

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Central Asia and the Middle East with total employees of 14,188 as of 31.12.2017, including both beer & soft drink operations. Anadolu Efes, listed at Borsa İstanbul (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the 100% shareholder of EBI, that manages international beer operations, and is the largest shareholder of CCI, that manages the soft drink business in Turkey and international markets.

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